

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 30, 2007

Mr. Richard A. Bachmann
Chief Executive Officer
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana 70170

> **Re:** **Energy Partners, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2006, as amended**
> **Filed March 1, 2007**
>
> **Form 10-Q for Fiscal Quarter ended March 31, 2007**
> **Filed May 3, 2007**
>
> **Form 10-Q for Fiscal Quarter ended June 30, 2007**
> **Filed August 8, 2007**
>
> **Form 10-Q for Fiscal Quarter ended September 30, 2007**
> **Filed November 11, 2007**
>
> **Schedule 14A**
> **Filed May 4, 2007**
>
> **File No. 001-16179**

Dear Mr. Bachmann:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006, as amended

Form 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30, 2007, and September 30, 2007

General

Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

1.	In each of your filings you disclose that your officers "believe that the disclosure controls and procedures were effective as of the end of the period covered by this report with respect to timely communication to them and other members of management responsible for preparing periodic reports and all material information required to be disclosed in this report as it relates to our Company and its consolidated subsidiaries."

Item 307 of Regulation S-K requires you to disclose your officers' conclusions (as opposed to their belief) regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and regulations. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officers' conclusions do not state whether your disclosure controls and procedures are effective at accomplishing these additional items.
Please confirm for us that your officers' conclusions with regard to the periods ending on December 31, 2006, March 31, 2007, June 30, 2007 and September 30,

2007 were that your disclosure controls and procedures were effective at accomplishing all of the items included within the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act. Please also confirm that you will revise your disclosure in future filings to make clear that your officers considered all of the items included within the definition of disclosure controls and procedures.

Form 10-K For the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

2.   In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the term "primarily" to describe changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989).

Financial Condition, Liquidity and Capital Resources, page 28

3.   We note your statement that "Exploration expenditures incurred are excluded from operating cash flows and included in investing activities." Please modify your disclosure to clarify, if true, that exploration expenditures as described by paragraph 18 of SFAS 19 are reflected as operating activities and exploration costs that are incurred as described in paragraph 19 of SFAS 19 are reflected as investing activities pending determination. Refer to paragraph 13 of FAS 19 and Item II.F.8.b of the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located at: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P374_86706.

(7) Tropical Weather, page 52

4.   We note your disclosure on page 53 that "Total offshore repair costs expended as of December 31, 2006 for Hurricanes Katrina, Rita and Cindy were $87.7 million of which $53.0 million is recorded in other receivables on the Company's consolidated balance sheet net of collections as of December 31, 2006." Please tell us where you reported collections for property damage in your consolidated statements of cash flows for the periods presented. Refer to paragraph 22(c) of FAS 95.

Exhibit Index, page 73

5.   File all of the exhibits required by Item 601 of Regulation S-K. We note for example that the following documents appear not to have been filed:

        a.   Stock Deferral Plan for Non-Employee Directors,

        b.   Key Employee Retention Plan, and

        c.   Financial Advisory Services Agreement with Evercore Group, LLC.

Engineering Comments

General

6.   Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C. Please send the CD-ROM to James Murphy at mailstop 7010.

Business and Properties, page 1

Our Properties, page 2

7.   Please revise your document to expand your disclosure on your principal properties. We note that you only provide production and reserve information for major geographical areas but not individual properties. Please see Instruction 3 to Item 102 of Regulation S-K for guidance.

Notes to Consolidated Financial Statements

Supplementary Oil and Natural Gas Disclosures, page 68

8.   Please revise your document to include appropriate explanations for all significant reserve changes in the year to year reserves table. We note revisions that appear to be large in all three periods. See paragraph 11 of SFAS 69 for guidance.

Schedule 14A, Filed May 4, 2007

9.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Compensation of Directors

Fiscal 2006 Director Compensation, page 10

10.   Describe the material terms of the Stock and Deferral Plan for Non-Employee Directors. Describe the differences between that plan and the Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors, and the reasons why awards are made under each plan.

Executive Compensation

Compensation Discussion and Analysis, page 11

General

11.   You state that in determining appropriate levels of compensation for your executive officers in regard to base salary, incentive bonuses and long term incentive compensation, you use peer and industry group analysis.   Identify the companies that make up each peer group and industry group that you use for each purpose.

Annual Compensation, page 11

12.   You state that your compensation philosophy is designed so that a substantial component of each employee's potential annual compensation is dependant upon measurable improvements to stockholder value. In addition, you state that the Committee based its decisions with respect to performance-measured compensation of your executive officers for services rendered in 2006 upon these principles and its assessment of each officer's potential to enhance long-term stockholder value. Finally you state that "for 2006, the Committee determined that the Company exceeded its target for production growth of 10% and that the Company's stock price performance over the year was at the top of its peer group. The Company did not meet its targets relative to reserve replacement (130%), Loe/Boe ($5.40) and for reserve replacement cost (an indexed target based on peer performance). Based on these results, the Committee determined that a

bonus in accordance with the Company's quantitative factors of 68% of target was warranted."

    a. Specify the items of corporate performance that are taken into account in setting compensation policies and making compensation decisions. State in each case by what margin or amount you meet or fail to meet targets. As an example, state by what margin you exceeded your target for 10% production growth. State the method used in determining how the company's stock price performance "over the year" was at the top of its peer group, identifying the peer group used. As another example, provide the target used for determining reserve replacement cost, and identify the peer group used. State by what amount this target was missed.

    b. Clarify whether awards are made based on an assessment of each officer's potential to enhance long-term stockholder value, and describe the factors used in making that determination. We note your statement on page 13 that the Committee determined Mr. Bachmann's compensation based on its assessment of his potential to enhance long-term shareholder value. As applicable, provide on an individual basis the performance goals set for each named executive officer.

    c. Define the term "Loe/Boe."

The purpose of this discussion is to explain why you awarded specific amounts of compensation. Refer to Release 33-8732A, Section II.B.1.

Long-Term Compensation, page 12

13. We note your statement that "the Committee also reviewed data relating to the 2004—2006 performance cycle, and determined that the increase in reserves per share target of 25% per year and the increase in value of proved reserves target of 5% per year were not met, but the three year average of total shareholder return exceeded the maximum of 20% per year. As a result, the Committee vested two-thirds of the performance shares, or an aggregate of 69,000 shares in accordance with the quantitative targets." State by what margin or amount targets are met or not met. In addition, provide a discussion of why the Committee made the awards it did. It appears that only one of three goals listed for the 2004-2006 performance cycle was met, but that the committee vested two-thirds of the performance shares.

Closing Comments

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director